

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Mr. Samuel Shen
Chief Financial Officer
China HGS Real Estate Inc.
6 Xinghan Road, 19th Floor, Hanzhong City
Shaanxi Province, PRC 723000

Re: **China HGS Real Estate Inc.**
Form 10-K/A
Filed December 28, 2012
File No. 001-34864

Dear Mr. Shen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant

cc: Vivien Bai (via E-mail)